Mail Stop 3628

					      March 6, 2006

By Facsimile (949) 823-6994 and U.S. Mail

David J. Johnson, Esquire
Executive Vice President and General Counsel
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521

Re:  	International Game Technology
	Schedule TO
      Filed on March 2, 2006
	File No. 005-33876

Dear Mr. Johnson:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

1. We refer you to prior comment 4. Please revise to clarify that the exchange will result in your reporting higher EPS
(retroactively and prospectively) than if the exchange did not occur. In this regard, we note that your response to prior comment 3 states that "[t]he `treasury stock equivalent` method will result in a lower dilution share count and higher earnings per share in the future."

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, we remind you to please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3456.
You may also contact me by facsimile at (202) 772-9203.

				      Sincerely,



				      Jeffrey B. Werbitt
				      Attorney Advisor
				      Office of Mergers & Acquisitions

cc:	J. Jay Herron, Esquire
	O`Melveny & Myers LLP
	610 Newport Center Drive, Suite 1700
	Newport Beach, California 92660